FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2006

Commission File Number 000-51141

DRYSHIPS INC.

80 Kifissias Avenue

Amaroussion 15125, Athens Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]       No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the Press Release of  DryShips, Inc. dated  December 27, 2006.

Exhibit 1

DryShips Inc. Continues Its Fleet Renewal

December 27, 2006 ATHENS, GREECE – DryShips Inc. (NASDAQ: DRYS) announced today that it has entered into agreements with unaffiliated third parties with regard to the following:

•

The purchase of the 1996 built, 151,393 dwt capesize bulk carrier, MV Cape Venture for a price of $62 million. The vessel will be delivered charter-free to the Company in the first quarter of 2007.

•

The purchase of the 1998 built, 72,495 dwt panamax bulk carrier, MV Sea Epoch for a price of $38 million. The vessel will be delivered charter-free to the Company in the second quarter of 2007.

•

The sale of the 1982 built, 64,747 dwt panamax bulk carrier, MV Striggla for a price of $ 12.1 million. Delivery to new owners will take place in the first quarter of 2007. It is expected that DryShips will realize a book gain of about $ 9.1 million on the sale.

•

The sale of the 1989 built, 69,703 dwt panamax bulk carrier, MV Daytona for a price of $ 25.3 million. Delivery to new owners will take place in the first quarter of 2007. It is expected that DryShips will realize a book gain of about $ 5.9 million on the sale.

Mr. George Economou, DryShips’ Chairman and Chief Executive Officer commented:

“The sale of the 24 and 17 year old panamax vessels and their replacement with a 10 year old capesize and an 8 year old panamax bulk carrier are part of DryShips’ strategy of fleet renewal by replacing older vessels with younger and more modern ships. Following these transactions, the average age of DryShips’ fleet will be 9.5 years. This strategy will enable DryShips not only to maintain the average age of its fleet below the industry average, but also to enhance the quality of the Company’s earnings well into the future.”

About DryShips Inc.

DryShips Inc., based in Greece, is an owner and operator of drybulk carriers that operate worldwide. As of the day of this release, DryShips owns a fleet of 36 drybulk carriers consisting 4 Capesize, 27 Panamax, 3 Handymax and 2 newbuilding Panamax vessels, with a combined deadweight tonnage of approximately 2.9 million.

DryShips Inc.'s common stock is listed on NASDAQ Global Market where it trades under the symbol "DRYS".

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although DryShips Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, DryShips Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in DryShips Inc.'s operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips Inc. with the US Securities and Exchange Commission.

Visit our website at www.dryships.com

Company Contact:

Gregory Zikos

Chief Financial Officer

DryShips Inc.

00 302 10 809 0513

E-mail: management@dryships.com

Investor Relations / Media:

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. 212-661-7566

E-mail: nbornozis@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DryShips Inc.

---------------------------------

(Registrant)

Dated:  December 27, 2006

By: /s/ George Economou

----------------------------------

George Economou

Chief Executive Officer

Endnotes